UNIFIED SERIES TRUST

2960 N. Meridian Street, Suite 300

Indianapolis, IN 46208

November 24, 2009

VIA EDGAR

Mary Cole, Esq.

Securities and Exchange Commission

Division of Investment Management

450 5th Street, NW, 5-6

Washington, DC 20549

Re: Unified Series Trust (SEC File Nos. 811-21237 and 333-100654)

Dear Ms. Cole:

          Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby requests the acceleration of the effective date of Post Effective Amendment #132 to Registration Statement of the above-reference investment company, in respect of the Mirzam Capital Appreciation Fund, to Monday, November 30, 2009 or as soon thereafter as practicable.

Sincerely yours,

UNIFIED SERIES TRUST

By:	/s/ Heather Bonds
Heather Bonds, Secretary